ICG CAPITAL SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
***   UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION***
December 31, 2015

Member's equity	$	127,794
Less:		
Other nonallowable assets		
Accounts receivable retainer		20,000
Related party receivable		12,000
Prepaid expenses		2,130
Loan receivble - member		3,191
Fixed assets, net		1,803
Refundable deposits		4,617
Net capital adjustments		43,741
Net capital	$	84,053
Aggregate indebtedness	$	41,817
Ratio of indebtedness to capital		49.75%

The Net Capital per the audited financial statements agrees to the Net Capital computation
in the Focus Report filed for the quarter ended December 31, 2015.